SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of June, 2004

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosure:  Indonesia bankruptcy verdict



FOR IMMEDIATE RELEASE

Tuesday 15 June 2004

                PT Prudential Life bankruptcy verdict overturned

Prudential plc is pleased that the Supreme Court of Indonesia has ruled in its favour by overturning the bankruptcy decision of the Commercial Court on its Indonesian subsidiary, PT Prudential Life Assurance (PLA).

Charlie Oropeza, PLA President Director, said, "We are very pleased the Supreme Court of Indonesia recognised the merits of our case and our company's financial strength by overturning the bankruptcy decision."

Mark Norbom, Chief Executive of Prudential Corporation Asia added, "We would like to thank all our staff, agents and customers for their commitment over recent weeks. We would also like to thank the many other supporters who helped Prudential during this time. Numerous government officials, regulatory organisations and insurance companies, here in Indonesia and around the world, have supported our case and continue to assist by lobbying for amendments to the bankruptcy laws. We are immensely grateful to them."

He continued, "We applaud the Indonesian Government for its continuing review of the bankruptcy laws. We believe that amendment of these laws is the best way to prevent similar cases occurring in the future."

Charlie Oropeza concluded, "PLA is now fully operational and business has returned to normal. We look forward to meeting the savings, protection and investment needs of the people of Indonesia for many years to come."

                                    - ENDS -

Enquiries to:


Media                                 Investors/Analysts

Clare Staley     020 7548 3719        Rebecca Burrows           020 7548 3537



About Prudential in Indonesia

PT Prudential Life Assurance (PLA) was established in 1995. Today, PLA has 230 staff and over 8,000 professional and well-trained salespeople. We have 6 sales offices (Jakarta, Medan, Surabaya, Bandung, Denpasar and Semarang) and 61 agency offices (including Jakarta, Surabaya, Medan, Bandung and Bali), along with 14 Financial Advice Centres in Jakarta, Bogor, Bandung, Surabaya, Tangerang and Bekasi.



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 15 June 2004

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/      Steve Colton
                                                  Group Head of Media Relations